December 14, 2022

Michael Fay and Brian Cascio
Division of Corporation Finance
Office of Life Sciences
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Subject: Bio-Rad Laboratories, Inc.
Form 10-K for the Year Ended December 31, 2021
SEC Letters Dated April 27, 2022, and December 2, 2022
     File No. 001-07928

Dear Messrs. Fay and Cascio:

Bio-Rad Laboratories, Inc. (“Bio-Rad” or the “Company”) hereby submits for filing by direct electronic transmission the response set forth below to the comment letter dated December 2, 2022, from the Staff of the Securities & Exchange Commission (“Staff”) regarding the filing listed above. The Staff’s December 2, 2022, letter references Bio-Rad’s response dated May 11, 2022, to the Staff’s comment letter dated April 27, 2022. To assist your review, we have included the text of the Staff’s comments below in bold italicized type.

Form 10-K for the Year Ended December 31, 2021

Consolidated Financial Statements, page 38

1.In light of the significance of your investment in Sartorius we believe additional information is necessary to enable an investor to better evaluate Sartorius’ operations, financial condition and prospects. Please expand your disclosure in future filings to address the aforementioned, and include summarized financial information consistent with Rule 1-022(bb) of Regulation S-X and summarized case flow information. Please provide us your proposed disclosure.
Response:

In response to the concerns expressed by the Staff, we confirm that in future 10-K annual reports we will expand our disclosures relating to Sartorius and our investment in Sartorius to assist an investor to better evaluate Sartorius’ operations, financial condition, and prospects. We plan to include the following information:

In the Form 10-K under Item 1, we will disclose the following:

•Nature of the Sartorius business
•Summary of our investment in Sartorius

•Summarized financial information (filed) as of and for the preceding year (because of the timing of Sartorius’ annual filings, there will likely be a one-year lag in the financials; for our Form 10-K filed in 2023, this will likely be the Sartorius financials for the year ended December 31, 2021)
•A link to Investor Relations | Sartorius AG at https://www.sartorius.com/en/company/investor-relations/sartorius-ag-investor-relations
•A 5-year chart on Sartorius share price.

In the Form 10-K under Item 7, we will disclose the following:
Disclose risk to Sartorius share price and quantify the impact of a 10% change in price to Bio-Rad's income statement.

Our proposed Form10-K disclosure for the year ended December 31, 2022 is attached as Exhibit A. We plan to include this same information and utilize this same format in future years as long as we have a significant investment in Sartorius.

Because we will likely not have the Sartorius most recent fiscal year filed financial statements at the time we file our 10-K annual report, we will issue a Form 8-K with the above summarized financial information as of and for the most recently ended year, shortly after Sartorius publishes its Annual Report.

We trust this response addresses the Staff’s comments. Should you wish to discuss this matter further or if the Staff has additional questions, please contact the undersigned or Bio-Rad’s General Counsel, Tim Ernst, at tim_ernst@bio-rad.com. Thank you.

Very truly yours,

Bio-Rad Laboratories, Inc.

By:     /s/ Ajit Ramalingam
    Ajit Ramalingam
    SVP, Chief Accounting Officer

EXHIBIT A

PROPOSED DISCLOSURE

ITEM 1. BUSINESS

Investment in Sartorius AG

Sartorius AG (Sartorius) is an international laboratory and process technology provider for the biotech, pharmaceutical, and food industries. It operates in two divisions – Bioprocess Solutions Division and Lab Products & Services Division. Sartorius is headquartered in Gottingen, Niedersachsen, Germany and has voting ordinary shares as well as non-voting preference shares listed on XETRA and the Frankfurt Stock Exchanges.

As of December 31, 2022, we own [12,987,900] ordinary voting shares and [9,588,908] preference shares of Sartorius, representing approximately [37%] of the outstanding ordinary shares (excluding treasury shares) and [28%] of the preference shares of Sartorius as of December 31, 2022. As of December 31, 2022, the fair value of the investment in Sartorius was $xxx million.

The following summarizes certain financial data of Sartorius as of and for the year ended December 31, 2021 (Euros in thousands).

December 31, 2021 (1)
Current assets	1,796,802
Non-current assets	3,901,130
Current liabilities	1,547,164
Non-current liabilities	2,430,572
Equity	1,720,196

Year Ended December 31, 2021 (1)
Sales revenue	3,449,222
Gross profit on sales	1,838,926
Earnings before interest and taxes (EBIT)	903,155
Net profit	426,978

Cash flow from operating activities	865,814
Cash flow from investing activities	(569,607)
Cash flow from financing activities	(165,182)

(1)As disclosed in Sartorius AG’s consolidated financial statements for the year ended December 31, 2021, prepared in accordance with the International Financial Reporting Standards (IFRS), the International Financial Reporting Interpretations Committee (IFRIC) Standards, and the International Accounting Standards Board (IASB) as required to be applied by the European Union, and based upon information publicly disclosed by Sartorius. Bio-Rad assumes no responsibility or liability for any errors or omissions in the information publicly disclosed by Sartorius.

Refer to Investor Relations | Sartorius AG at https://www.sartorius.com/en/company/investor-relations/sartorius-ag-investor-relations for further details in the 2021 Annual Report. The Sartorius website is not incorporated by reference into this Form 10-K.

The following graph reflects the changes in the Sartorius share price over the most recent five annual periods: [Information will be updated for most recent fiscal years]

ITEM 7A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Financial Risk Management

In addition, we face financial statement exposure resulting from changes in the market value of our position in Sartorius.

Share price movement risk associated with our investment in Sartorius
A 10% depreciation / appreciation on the quoted stock prices for ordinary and preferred shares of Sartorius at December 31, 2022, would result in an approximate loss / gain of $xxx million reported in the financial statement line (Gains)/losses from change in fair market value of equity securities and loan receivable in our consolidated statements of income for the year ended December 31, 2022.

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